Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	Three Months Ended March 31
	2008	2007
Earnings:
Pretax income excluding income or loss from equity investments	$96,675	$33,664
Adjustments:
Fixed charges	23,178	22,932
Distributed income from equity investments	545	—
Capitalized interest, net of amortization	(1,183)	(5,101)
Arch Western Resources, LLC dividends on preferred membership interest	(29)	(28)

Total earnings	$119,186	$51,467

Fixed charges:
Interest expense	$20,488	$17,258
Capitalized interest	2,073	5,181
Arch Western Resources, LLC dividends on preferred membership interest	29	28
Portions of rent which represent an interest factor	588	465

Total fixed charges	$23,178	$22,932
Preferred stock dividends	18	44

Total fixed charges and preferred stock dividends	$23,196	$22,976

Ratio of earnings to combined fixed charges and preference dividends	5.14x	2.24x